SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 September 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 15 September 2023
           re: Director/PDMR Shareholding

15 September 2023

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Dividend Reinvestment Plan Share (DRIP) Acquisitions
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the interim dividend in respect of the year ending 31 December 2023 paid by the Group on 12 September 2023.
Name	Shares
Chirantan Barua	3
Kate Cheetham	1,221
Janet Pope	1,536
Stephen Shelley	1,351
Jas Singh	13,414
John Winter	4,405

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 7788 352 487

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details of the above transactions.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	CEO, Insurance, Pensions and Investments
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 on Shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4244	3

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kate Cheetham
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Company Secretary
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 on Shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4244	1,221

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Chief Sustainability Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 on Shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4244	1,536

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 on Shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4244	1,351

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jasyjot Singh
2	Reason for the notification
a)	Position/status	CEO Consumer Lending
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 on Shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4244	65

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-12
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 for Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4266	13,349

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Winter
2	Reason for the notification
a)	Position/status	CEO Corporate & Institutional Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2023 for Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.4266	4,405

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-13
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 15 September 2023